SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE FIRM/AFFILIATE NEW YORK 10036-6522 OFFICES BOSTON TEL: (212) 735-3000 CHICAGO HOUSTON FAX: (212) 735-2000 LOS ANGELES www.skadden.com PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS April 8, 2011 FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY
BY EDGAR
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

Re:	GenOn Energy, Inc.
Registration Statement on Form S-4
Filed March 30, 2011
File No. 333-173174

Dear Mr. Owings:
          On behalf of GenOn Energy, Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the previous Registration Statement filed with the Commission on March 30, 2011.
          The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 5, 2011 (the “Comment Letter”).
          Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.
General
1.	We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
          In response to the Staff’s comment, the Company has provided a supplemental letter stating that we are registering the exchange offer in reliance on the Commission’s position contained in these letters. The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Cautionary statement regarding forward-looking statements, page 15
2.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor on page 15 or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
          The Company has deleted the reference to the safe harbor on page 15.
Item 22. Undertakings, page II-2
3.	Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
          In response to the Staff’s comment, the Company has provided the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
* * * * *

          If you have any questions or require any additional information, please telephone the undersigned at (212) 735-4112 or Dwight S. Yoo at (212) 735-2573.

Sincerely,

/s/ Richard B. Aftanas

Richard B. Aftanas

cc:	Michael L. Jines, GenOn Energy, Inc.